Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q4 2020 & Full Year 2020 Financial Results

- $33.9M Q4 Revenues Demonstrate Growing Momentum of Company’s New Product Lines -

KFAR SAVA, Israel, January 28, 2021 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2020.

Financial Results

Fourth Quarter: Silicom’s revenues for the fourth quarter of 2020 totalled $33.9 million, up 33% compared with $25.5 million for the fourth quarter of 2019, and up 19% compared with $28.4 million for the third quarter of 2020.

On a GAAP basis, net income for the quarter totalled $0.8 million, or $0.12 per share (basic and diluted), compared with $2.4 million, or $0.33 per share (basic and diluted), for the fourth quarter of 2019.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.0 million, or $0.56 per diluted share ($0.57 per basic share), compared with $3.1 million, or $0.41 per share (basic and diluted).

Full Year: Silicom’s revenues for the twelve months ended December 31, 2020 totalled $107.4 million compared with $105.2 million for 2019.

On a GAAP basis, net income for the year totalled $5.7 million, or $0.80 per share (basic and diluted), compared with $10.2 million, or $1.35 per diluted share ($1.36 per basic share), for 2019.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled $11.0 million, or $1.54 per share (basic and diluted), compared with $12.5 million, or $1.65 per diluted share ($1.66 per basic share), for 2019.

Guidance for the First Quarter

While remaining cautious due to the continued uncertainty of the macro environment, Management projects revenues of $28 to $29 million for the first quarter of 2021. The midpoint of this range represents approximately 30% growth over the first quarter of 2020.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report another strong quarter, with above-guidance revenues driven primarily by our Smart Platforms and Smart Cards, the focus of our strategy for capitalizing on the industry’s powerful Decoupling and Disaggregation trends. These are the trends we foresaw already a few years ago, and for which we have been building our strategy, capabilities and new product lines: advanced offerings that leverage our unique integrated expertise in networking, acceleration, FPGAs and platforms.”

Mr. Orbach continued, “Today, the Decoupling and Disaggregation trends have become a reality in many market segments, including O-RAN for mobile 5G infrastructure deployments, and we believe they will grow according to a strong, multi-year trajectory. These trends were the drivers behind our most recent 4G/5G related strategic announcements, our sale of SD-WAN and NFV Smart Platforms to a variety of customers, and our sale of Smart Cards to a significant Cloud player. In parallel, with more and more telcos choosing the disaggregated/decoupled O-RAN approach for their new 4G/5G infrastructure deployments, there has been an explosion of interest and demand for our differentiated solutions, which are recognized as key enablers. Both our recent FEC card win with a major telco and the Distributed Unit field trial that we are carrying out with another major telco confirm the soundness of our strategy and the huge future potential of this emerging market.”

Mr. Orbach concluded, “We are extremely well positioned to take advantage of these opportunities. With a growing range of best-of-breed products, close cooperations with Intel and leading software vendors, strong relationships with key industry players and excellent initial traction, we feel confident that the Cloud, the Telco market for SD-WAN and NFV solutions, and the overall O-RAN-based mobile infrastructure market will be driving our growth throughout 2021 and far beyond.”

Conference Call Details

Silicom’s Management will host an interactive conference today, January 28th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, lease liabilities - financial expenses (income), as well as impairment of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	December 31,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	$20,676	$16,469
Short-term bank deposits	5,000	13,542
Marketable securities	35,117	14,045
Accounts receivables: Trade, net	21,660	24,936
Accounts receivables: Other	6,126	4,964
Inventories	47,650	36,491
Total current assets	136,229	110,447

Marketable securities	15,281	46,542
Assets held for employees’ severance benefits	1,833	1,640
Deferred tax assets	1,790	1,798
Property, plant and equipment, net	4,110	3,574
Intangible assets, net	1,170	1,718
Right of Use	9,913	3,783
Goodwill	25,561	25,561
Total assets	$195,887	$195,063

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$14,610	$16,419
Other accounts payable and accrued expenses	13,076	8,823
Lease Liabilities	1,813	1,090

Total current liabilities	29,499	26,332

Lease Liabilities	8,282	2,693
Liability for employees’ severance benefits	3,256	2,910
Deferred tax liabilities	13	205

Total liabilities	41,050	32,140

Shareholders' equity
Ordinary shares and additional paid-in capital	60,139	57,152
Treasury shares	(24,807)	(8,009)
Retained earnings	119,505	113,780
Total shareholders' equity	154,837	162,923

Total liabilities and shareholders' equity	$195,887	$195,063

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2020	2019	2020	2019
Sales	$33,898	$25,507	$107,398	$105,240
Cost of sales	24,289	16,651	73,632	69,146
Gross profit	9,609	8,856	33,766	36,094

Research and development expenses	5,396	3,723	17,244	15,075
Selling and marketing expenses	1,608	1,751	6,209	6,647
General and administrative expenses	1,106	1,087	4,065	4,159
Total operating expenses	8,110	6,561	27,518	25,881

Operating income	1,499	2,295	6,248	10,213

Financial income (loss), net	(575)	560	1,034	1,646
Income before income taxes	924	2,855	7,282	11,859
Income taxes	78	432	1,557	1,623
Net income	$846	$2,423	$5,725	$10,236

Basic income per ordinary share (US$)	$0.12	$0.33	$0.80	$1.36

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,955	7,400	7,118	7,520

Diluted income per ordinary share (US$)	$0.12	$0.33	$0.80	$1.35

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,013	7,452	7,157	7,573

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2020	2019	2020	2019

GAAP gross profit	$9,609	$8,856	$33,766	$36,094
(1) Share-based compensation (*)	127	107	535	437
(2) Impairment of intangible assets	1,657	-	1,657	-
Non-GAAP gross profit	$11,393	$8,963	$35,958	$36,531

GAAP operating income	$1,499	$2,295	$6,248	$10,213
Gross profit adjustments	1,784	107	2,192	437
(1) Share-based compensation (*)	633	461	2,176	1,918
Non-GAAP operating income	$3,916	$2,863	$10,616	$12,568

GAAP net income	$846	$2,423	$5,725	$10,236
Operating income adjustments	2,417	568	4,368	2,355
(3) Lease liabilities - financial expenses (income)	625	-	625	-
(4) Taxes on amortization of acquired intangible assets	68	68	270	(74)
Non-GAAP net income	$3,956	$3,059	$10,988	$12,517

GAAP net income	$846	$2,423	$5,725	$10,236
Adjustments for Non-GAAP Cost of sales	1,784	107	2,192	437
Adjustments for Non-GAAP Research and development expenses	265	218	959	900
Adjustments for Non-GAAP Selling and marketing expenses	186	118	602	493
Adjustments for Non-GAAP General and administrative expenses	182	125	615	525
Adjustments for Non-GAAP Financial income (loss), net	625	-	625	-
Adjustments for Non-GAAP Income taxes	68	68	270	(74)
Non-GAAP net income	$3,956	$3,059	$10,988	$12,517

GAAP basic income per ordinary share (US$)	$0.12	$0.33	$0.80	$1.36
(1) Share-based compensation (*)	0.11	0.07	0.38	0.31
(2) Impairment of intangible assets	0.24	-	0.23	-
(3) Lease liabilities - financial expenses (income)	0.09	-	0.09	-
(4) Acquisition-related adjustments	0.01	0.01	0.04	(0.01)
Non-GAAP basic income per ordinary share (US$)	$0.57	$0.41	$1.54	$1.66

GAAP diluted income per ordinary share (US$)	$0.12	$0.33	$0.80	$1.35
(1) Share-based compensation (*)	0.11	0.07	0.38	0.31
(2) Impairment of intangible assets	0.23	-	0.23	-
(3) Lease liabilities - financial expenses (income)	0.09	-	0.09	-
(4) Acquisition-related adjustments	0.01	0.01	0.04	(0.01)
Non-GAAP diluted income per ordinary share (US$)	$0.56	$0.41	$1.54	$1.65

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))